Exhibit 97.1
Clawback/Recoupment Policy:

1.Statement of Policy. To further align the interests of its employees and its shareholders, Trane Technologies plc (the “Company”) has implemented a claw-back/recoupment policy to ensure the recovery of Excessive Incentive-Based Compensation in the event of a required Accounting Restatement in accordance with the compensation recovery requirements set forth in Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing standards of The New York Stock Exchange (“NYSE”).

2.Administration. This Policy shall be administered by the Human Resources and
Compensation Committee of the Board of Directors (the “Board”) of the Company (the
“HRCC”). Any determinations made by the HRCC shall be final and binding on all affected individuals.

3.Operation.

a.In the event of an Accounting Restatement due to the Company’s material non-compliance with any financial reporting requirement under U.S. federal securities laws, then the Company shall, subject to Section 4 of this Policy, by using prompt and reasonable efforts, recover from each current or former Executive Officer, all Excessive Incentive-Based Compensation received by such Executive Officer during the Clawback Period. Each Executive Officer shall repay, or establish a payment plan satisfactory to the Company, any Excessive Incentive Compensation within thirty (30) days of a written request from the Company seeking such repayment. To the extent that the Executive Officer either cannot repay or chooses not to effect repayment to the Company pursuant to the preceding sentence, repayment of Excessive Incentive Compensation may be accomplished by offsetting amounts owed by the Company to the Executive Officer, including cancellation of outstanding cash incentive and/or equity awards (including, without limitation, the Company’s Annual Incentive Matrix (“AIM”) Performance Stock Units (“PSUs”), Restricted Stock Units (“RSUs”), stock options), and recover any other compensation paid or payable to such Executive Officer as permitted by law.

b.In the event of an Accounting Restatement due to the Company’s material non-compliance with any financial reporting requirement under U.S. federal securities laws, and such Accounting Restatement is determined by the HRCC to be the result of the conduct (including misconduct, regardless of intent) of any current or former employee of the Company, the HRCC may, in its sole discretion, direct the Company to recover all or a portion of any Excessive Incentive-Based Compensation from each current or former employee whose conduct or misconduct either caused or attributed, either directly or indirectly, to the Accounting Restatement received by such employee on or after February 2, 2010, the original effective date of this Policy. Each such current or former employee shall repay, or establish a payment plan satisfactory to the Company, any Excessive Incentive Compensation within thirty (30) days of a written request from the Company seeking such repayment. To the extent that such current or former employee either cannot repay or chooses not to effect repayment to the Company pursuant to the preceding sentence, repayment of Excessive Incentive Compensation may be accomplished by offsetting amounts owed by the Company to such employee, including cancellation of outstanding cash incentive and/or equity awards (including, without limitation, the Company’s AIM, PSUs, RSUs, and stock options), and recover any other compensation paid or payable to such current or former employee as permitted by law.

c.Notwithstanding the foregoing, there shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of The Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act. Furthermore, in no event shall the Company indemnify, or create any arrangement to indemnify, any current or former Executive Officer or employee against the loss associated with recovery of Excessive Incentive-Based Compensation under this Policy.

d.To the extent that a current or former Executive Officer or employee fails to repay all Excessive Incentive-Based Compensation to the Company when due (as determined in accordance with this Section 3), the Company shall take all actions reasonable and appropriate to recover such Excessive Incentive-Based Compensation from such current or former Executive Officer or employee. Such Executive Officer or employee shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excessive Incentive-Based Compensation in accordance with the immediately preceding sentence.

e.The Company shall file all disclosures with respect to this Policy in accordance with the requirement of the U.S. federal securities laws, including the disclosure required by the applicable SEC filings.

4. Exceptions

The Company shall not be required recover all or a portion of any Excessive Incentive-
Based Compensation as prescribed in Section 3 of this Policy if one or more of the following conditions are met and, as a result, the HRCC determines that recovery would be impracticable:

a.The direct expenses paid to a third party to assist in enforcing the Policy against a current or former Executive Officer or employee would exceed the amount to be recovered, after the Company has (i) made a reasonable attempt to recover the Excessive Incentive-Based Compensation; (ii) documented such attempts to recover the Excessive Incentive-Based Compensation; and (iii) in the event of a proposed recovery from an Executive Officer, provided such documentation to NYSE;

b.Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excessive Incentive-Based Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE; or

c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5. Definitions. For purposes of this Policy, the following terms have the meanings indicated, in addition to any other terms defined herein:

a.“Accounting Restatement” means the result of the process of revising previously issued financial statements to reflect the correction of one or more errors that are material to those financial statements. Accounting Restatement does not include an accounting restatement due to a change in accounting policies or principles.

b.“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

c.“Excessive Incentive-Based Compensation” means the amount of Incentive-Based Compensation received (actual or deemed even if payment or grant of the Incentive-Based Compensation occurs after the end of that period) on or after October 2, 2023 by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by such current or former Executive Officer had it been determined based on the Accounting Restatement, computed without regard to taxes paid. For Incentive-Based Compensation based on Total Shareholder Return or stock price, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the applicable measure (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to NYSE). In no event shall Excessive Incentive-Based Compensation include any compensation made by the Company into tax-qualified retirement plans within the meaning of 26 U.S.C. § 401(a).

d.“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no principal accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function for the Company, or any other person who performs similar policy-making functions for the Company, as determined by the HRCC in accordance with federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company’s securities are listed. Identification of an executive officer for purposes of this Policy includes at a minimum executive officers identified pursuant to 17 C.F.R. 229.401(b). For avoidance of doubt, recovery of Incentive-Based Compensation received by an Executive Officer shall only apply to that portion of Incentive-Based Compensation received by such Executive Officer (i) after beginning service as an Executive Officer and (ii) if that person served as an Executive Officer at any time during the recovery period (as determined in accordance with 17 CFR 240.10D-1(b)(1)(ii)(B)).

e.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure including, without limitation and by way of example: (i) the annual or other short-term incentive awards granted or earned based on the degree of achievement of one or more financial reporting measures under the Company’s annual or short-term cash incentive compensation programs; (ii) the stock options granted or vested under the Company’s long-term incentive and/or equity programs; (iii) the performance share units or other performance-based awards (plus any amount attributable to such awards) granted or earned based on the degree of achievement of one or more financial reporting measures under the Company’s long-term incentive and/or equity programs; and (iv) any other incentive-based compensation granted or earned based on the degree of achievement of one or more financial reporting measures pursuant to an “incentive plan,” as such term is defined for purposes of Regulation S-K under the Exchange Act; plus any shares of stock issued under, and/or any other benefit reasonably related to, such compensation. Incentive-Based Compensation does not include: (i) bonuses paid solely at the discretion of the Board or the HRCC that are not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal or solely upon satisfying one or more subjective standards and/or completion of a specified employment period, (ii) non-equity incentive plan awards earned solely upon satisfying one or more strategic or operational measures, or (iii) equity awards not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon the completion of a specified employment period and/or attaining one or more non-financial reporting measures.

f.“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date of court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.